EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

J. C. Penney Company, Inc.

We consent to the use of our reports dated April 2, 2007, with respect to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment in fiscal year 2005, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on February 3, 2007.

/s/ KPMG LLP

Dallas, Texas

April 20, 2007